

June 9, 2022

Dave Davis
Chief Financial Officer
Sun Country Airlines Holdings, Inc.
2005 Cargo Road
Minneapolis, Minnesota 55450

      Re: Sun Country Airlines Holdings, Inc.
         Form 10-K for Fiscal Year Ended December 31, 2021
         Form 10-K/A for Fiscal Year Ended December 31, 2021
         Form 8-K filed May 5, 2022
         File No. 001-40217

Dear Mr. Davis:

      We have reviewed your May 26, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 19, 2022 letter.

Response Letter dated May 26, 2022

Form 8-K filed May 5, 2022
Exhibit 99.1
Reconciliation of Adjusted EBITDAR to GAAP Net Income, page 12

1.   We note from your response to prior comment 4 that you proposed to revise disclosures in future earnings releases that include Adjusted EBITDAR and Adjusted EBITDAR Margin as non-GAAP performance measures instead of valuation measures. We continue to believe the presentation of Adjusted EBITDAR and Adjusted EBITDAR Margin as performance measures is inconsistent with Question 100.01 of the updated Non-GAAP Compliance and Disclosure as these measures exclude aircraft rent which appears to be a normal, recurring, cash operating expense necessary to operate your business. Please

 revise your disclosures accordingly.

 You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation